February 8, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

RE:

Vivos Inc (formerly Advanced Medical Isotope Corporation)

Registration Statement on Form S-1

Filed March 10, 2017

File No. 333-216588

Form 10-K for Fiscal Year Ended December 31, 2016

File No. 000-53497

Dear Ms. Long:

This letter is submitted on behalf of Vivos Inc, formerly Advanced Medical Isotope Corporation (the “Company”), together with the letter submitted by the Company on January 24, 2018, in response to comments of the staff of the Office of Manufacturing and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on March 10, 2017, and the Company’s Form 10-K for the fiscal year ended December 31, 2016 (the “10-K”), as set forth in your letter, dated April 6, 2017 (the “Comment Letter”) addressed to Dr. Michael Korenko, Acting Chief Executive Officer of the Company. In addition to Amendment No. 1 to the 10-K (the “10-K/A”) filed on January 25, 2018, the Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (the “S-1/A”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

General

1.

You appear to be offering Units since you are registering the offer and sale of shares of common stock and warrants to purchase common stock which you state can only be purchased together. If you are offering Units, please revise your prospectus cover page, description of securities and otherwise throughout your registration statement to describe the Units. In addition, your fee table should cover the Units, common stock, warrants and the shares underlying the warrants. For additional guidance on the fee table, please refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Questions 240.05 and 240.06, available on our website.

Response

Although the Company is offering shares of common stock together with common stock purchase warrants in the offering, the shares of common stock and warrants are immediately separable and are not intended to remain together as a single unit once the securities are in the possession of the purchaser. Both the cover page of the S-1/A and applicable sections throughout the prospectus contained within the S-1/A contain disclosure noting this distinction.

2.

Please clarify whether this is a best efforts offering with no minimum or a firm underwritten offering. To the extent that this is an underwritten offering, then please identify your lead underwriter(s) in your next amendment. We intend to defer further review of the filing until the registration statement is amended to include the name of the lead underwriter(s).

Response

The offering will be a firm underwritten offering, with ViewTrade Securities, Inc. acting as underwriter.

3.

It appears that you may be contemplating an at-the-market offering.  You are not eligible under Rule 415 of the Securities Act of 1933 to conduct an at-the-market offering. Please revise your offering to sell shares at a fixed price for the duration of the offering, or advise. Similarly, you discuss increasing or decreasing the number of shares that you are offering. Please note that you may not increase the number of securities you are publicly offering without filing to register those additional securities, and revise accordingly.

Response

In response to Staff’s comment, all disclosure that appeared in the Registration Statement indicating the offering would be an at-the-market offering has been modified in the S-1/A to state that the offering will be conducted at a fixed price. In addition, all discussion of increasing or decreasing the number of shares that may be offered has been removed from the S-1/A.

4.

If you intend to conduct this offering on a best-efforts basis, then please revise your use of proceeds and dilution sections to provide the information assuming the sale of 25%, 50%, 75% and  100% of the offering.

Response

As noted in our response to comment 1 above, the offering will be a firm underwritten offering. As such, the revisions to the use of proceeds and dilution sections requested by the Staff do not appear in the S-1/A.

5.

Please provide disclosure requirements pursuant to Item 505 of Regulation S-K.

Response

In response to Staff’s comment, the disclosure required by Item 505 of Regulation S-K appears in the section titled “Determination of Offering Price” on page 60 of the prospectus contained within the S-1/A.

Outside Front Cover Page, page i

6.

Please limit the prospectus cover page to one page.  See Item 50l (b) of Regulation S-K. Prospectus Summary, page  2

Response

The cover page of the prospectus contained in the S-1/A has been limited to one page.

7.

Please revise to disclose that you have received a going concern opinion from your auditor.

Response

Disclosure regarding the Company’s going concern opinion from its auditor now appears on the cover page of the prospectus contained within the S-1/A.

8.

We note your disclosure that the FDA classified RadioGel as a medical device.  Please revise to clarify whether the FDA classified your RadioGel as a Class III medical device. Please briefly discuss the process and implications of being classified as Class I, Class II, and Class III.

Response

RadioGel is currently classified as a Class III medical device. In response to Staff’s comment, the Business section and the Business Overview section contained in note 1 to the financial statements for the years ended December 31, 2016 and 2015 in both the 10-K/A and S-1/A now contains disclosure clarifying this classification, as well as a brief discussion of the process surrounding the FDA’s classification of medical devices.

9.

We note that you repeatedly indicate that you intend to seek de novo review of your RadioGel.  However, on page 8 you disclose that in 2015 the FDA notified you that your 2014 de novo application was not granted. Please reconcile. Please disclose what the company’s plans are given that the 2014 de novo application was not granted.

Response

Although the FDA denied the Company’s de novo petition in June 2015, the Company had a pre-submission informational meeting with the FDA in November 2015 and in August 2017. Based on feedback received during those meetings, the Company is currently developing test plans to address the issues raised by the FDA in connection with the Company’s previous submissions, and is preparing to re-submit its de novo petition to the FDA. Corrections have been made to disclosure in both the 10-K/A and the S-1/A to reconcile the inconsistent disclosure contained in the 10-K and the Registration Statement, and to disclose the Company’s plans for re-submission of its de novo petition to the FDA.

Risk Factors, page 7

The Company’s new products..., page 8

10.

We note here, and throughout your registration statement, that you discuss the Company’s product Y-90 RadioGel. We note that you mention Y-90 fast-Resorbable Polymer Seeds and Y-90 Polymer Topical Paste products in your risk factor section. Please clarify whether these products are currently in production and whether you are seeking FDA approval for these products. Please revise your business section as appropriate.

Response

The Company’s Y-90 fast-Resorbable Polymer Seeds and our Y-90 Polymer Topical Paste products are no longer in production. Accordingly, the Company is not seeking FDA approval for either product, nor was it doing so as of December 31, 2016. As a result, the relevant risk factor has been modified remove reference to each of these products in both the 10-K/A and the S-1/A.

The Company’s common stock is listed on the OTC Bulletin Board ..., page 14

11.

Please revise here and elsewhere to clarify that your stock is quoted on the OTC Pink.

Response

Revisions have been made to both the 10-K/A and the S-1/A as needed to clarify that the Company’s common stock is currently quoted on the OTC Pink.

Use of Proceeds, page 17

12.

You list the discharge of outstanding debt as a probable use of the proceeds of this offering.  Please indicate the interest rate and maturity of the indebtedness to which you may apply these proceeds to and any other information required by Instruction 4 to Item 504 of Regulation S-K.

Response

The Use of Proceeds section in the prospectus contained within the S-1/A has been revised to include the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 21

13.

Please enhance your disclosures to clarify how you determine the net tangible book value of approximately $3 million as of December 31, 2016.

Response

The Dilution section in the prospectus contained within the S-1/A now sets forth the Company’s net tangible book value as of September 30, 2017, and contains a brief description as to how net tangible book value was calculated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Revenue, page 22

14.

You disclose that consulting revenue generated $8,108 and $24,108 for the years ended December 31, 2016 and December 31, 2015, respectively, and that consulting revenues consisted of providing services to your company. Please clarify how providing services to your company generated revenues rather than resulting in operating expenses.

Response

The disclosure set forth in the 10-K and the prospectus contained within the Registration Statement referenced the provision of services to the Company in error, as the services were provided by the Company. The applicable disclosure has been revised in both the 10-K/A and the S-1/A to correct the error.

Business, page 29

Overview, page 29

15.

Please update your disclosure in this section, in your summary, and elsewhere in your document as appropriate to disclose (i) the initial FDA submission and outcome, (ii) your 2014 de novo submission and outcome; and (iii) the status of any other submissions.  See Item 10 I (h)(4)(iii) of Regulation S-K.  Please revise to state clearly that in the event the FDA denies your initial 510(k) application and subsequently determines during the de novo review that your device cannot be classified as a Class I or Class II device, you will then need to submit a PMA application to obtain the necessary regulatory approval.

Response

In response to Staff’s comment, the Company has included a new section entitled “Regulatory History” in the Business section and the section titled Business Overview in note 1 to the financial statements for the year ended December 31, 2016 and 2015 in both the 10-K/A and the S-1/A that describes the status of the Company’s progress with the FDA.

Veterinary Sector, page 34

16.

Please disclose the role of the Veterinary Advisory Board in the operation of your business.

Response

The Company has provided disclosure in the Business section, under the heading “Principal Markets, Veterinary Sector” in both the 10-K/A and the prospectus contained within the S-1/A in response to the Staff’s comment.

17.

Please disclose the material terms of your engagement with each of the four university veterinarian hospitals.

Response

Both the 10-K/A and the S-1/A now contain disclosure regarding the material terms of the engagements with each of the four universities.

18.

We note your disclosure that Dr. Villalobos has agreed that her private clinic will be the first to implement the company’s veterinary therapies. Please disclose the material terms of your arrangement with Dr. Villalobos.

Response

As of December 31, 2016, the Company believed Dr. Villalobos would be the first to utilize RadioGel™ in her private practice, and would be introducing management to other clinics. However, these activities have yet to occur and this disclosure has been removed from both the 10-K/A and the S-1/A.

Government Regulation, page 35

19.

Please significantly expand the disclosure in this section to discuss in detail the material government regulations that are applicable to your business, including standard processing times for approval to test and market your products. In addition, provide an anticipated timeline for any submissions to the FDA and other anticipated actions by you before regulatory bodies. We note your disclosure on page 8 that the company will explore steps toward seeking approval for the device as a Class III medical device. Please discuss in detail the processes and anticipated costs associated with seeking this approval.

Response

Both currently and as of December 31, 2016, the Company continues to pursue approval for RadioGel™ as a Class II medical device, rather than as a Class III medical device. The Company has revised the Government Regulation section contained within the Business section of both the 10-K/A and the prospectus contained within the S-1/A in response to the Staff’s comment.

Raw Materials, page 35

20.

Please expand your disclosure to provide the availability and the names of your principal suppliers of raw materials. We note your disclosure that some of your products require purchasing raw materials from a limited number of suppliers.  Sec Item 10l(h)(4)(v) of Regulation S-K.

Response

The disclosure provided under in the Business section of both the 10-K/A and the prospectus contained within the S-1/A under the heading “Raw Materials” now contains a more detailed description of the Company’s principal suppliers of raw materials.

Management, page 37

Identification of Significant Employees and Consultants, page 38

21.

Please provide for Dr. Alice Villalobos and all other “Veterinarian Advisory Board” and “Medical Advisory Board” members the appropriate biographical disclosure required by Item 401 (c) of Regulation  S-K.

Response

The Company has included biographical disclosure for those individuals who were members of the Veterinarian Advisory Board and Medical Advisory Board as of December 31, 2016 in the 10-K/A and as of December 31, 2017 in the S-1/A.

Executive Compensation, page 39

22.

Please revise your Summary Compensation Table to be in the format required by Item 402(n) of Regulation S-K.

Response

The Company has revised the Summary Compensation Table in both the 10-K/A and the prospectus contained within the S-1/A to be in the format required by Item 402(n) of Regulation S-K.

23.

We note your disclosure on options granted to the named executive officers in footnotes 3 and 5 to your Summary Compensation Table. Please include in your table the aggregate grant date fair value of the options computed in accordance with FASB ASC Topic 718. Please refer to Item 402(n)(2)(vi) of Regulation S-K and the instructions to that item.

Response

The Summary Compensation Table in the 10-K/A and the S-1/A now includes the aggregate grant date fair value of the options granted to the Company’s named executive officers, calculated in accordance with FASB ASC Topic 718, as requested by the Staff.

Compensation of Directors, page 40

24.

You state that non-employee directors were not paid any compensation during FYE 2016. You also disclose, however, that during June 2016 you granted to Directors Cadwell and Clement options to purchase 100,000 shares at an exercise price of $1.00 per share. Please reconcile your disclosure and provide the director compensation table required by Item 402(r)(l) of Regulation S-K.

Response

The Company has revised the section captioned “Compensation of Directors” in both the 10-K/A and the S-1/A to provide the disclosure required by Item 402(r)(l) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 41

Beneficial Ownership of the Company's Common Stock, page 41

25.

We note your disclosure on page 43 that Carlton M. Cadwell is a beneficial owner of more than 10% of the Company’s common stock. Please revise your beneficial ownership table and notes to the table to account for the amount of shares of common stock with respect to which each holder would have the right to acquire beneficial ownership through conversion of your preferred stock.

Response

The footnotes to the beneficial ownership table in the prospectus contained within the S-1/A has been revised to account for the number of shares of common stock issuable upon conversion of the Company’s Series A Preferred Stock.

Description of Securities, page 44

Delaware Laws, page 47

26.

Please direct us to the Delaware General Corporation Law provision governing “Acquisition of Controlling Interest.”

This disclosure was included in the Registration Statement in error, and has been removed from the S-1/A.

Financial Statements for the Year Ended December 31, 2016

Consolidated Statements of Cash Flows, page F-6

27.

You disclose here that you recognized a gain on the settlement of debt in the amount of $3,562,067 for the year ended December 31, 2016; however, per your income statement for the year ended December 31, 2016, the amount of the gain is actually $3,108,342. Please revise accordingly.

Response

The Company correctly disclosed the above referenced information in the 10-K; therefore the Company has not revised the disclosure in the 10-K/A in response to this comment. The amount has been corrected in the prospectus contained within the S-1/A.

Note 11 : Stockholders’ Equity

28.

You indicate that effective June 2015, you designated the Series A Preferred as a new series of preferred stock.  Please disclose the specific terms of your Series A Preferred including redemption features and preferred dividends, as applicable. Please also help us better understand how you determined the appropriate accounting treatment for your Series A Preferred stock. Please reference the specific clauses of your agreements that relate to the redemption features and tell us how you determined the appropriate classification of the preferred stock in light of these.  Refer to ASC 480-10-S99.

Response

Additional disclosure has been provided in both the 10-K/A and the S-1/A regarding the terms of the Series A Preferred, as requested by the Staff.

As of December 31, 2016, in accordance with ASC 480-10-S-99-3A (“ASC 480”) and ASR 268, the Company treated its Series A Preferred as temporary equity for accounting purposes. ASC 480-10-S-99-3A requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable  “…upon the occurrence of an event that is not solely within the control of the issuer.” Further, ASC 480-10-99-3A states, “The SEC believes that all of the individual facts and circumstances surrounding events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur – without regard to probability – would require the instrument to be classified as temporary equity.” Because at the time of filing the Form 10-K there was a possibility that the Company could be required to provide holders of Series A Preferred cash rather than issue common stock in a conversion event, and the triggering event for such payout was not solely within control of the Company, the Series A Preferred was properly treated as temporary equity at that time.

Section 4 of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company describes the conversion features of the Series A Preferred. Specifically, section 4(a) states, “In the event the Company completes an equity or equity-based public offering, registered with the U.S. Securities Exchange Commission, resulting in gross proceeds to the Company totaling at least $5.0 million (a “Qualified Financing”), all issued and outstanding shares of Series A Preferred at that time shall automatically convert . . . into shares of Common Stock.” Section 4(b) states “Any holder of shares of Series A Preferred may, at such holder’s option, elect to convert (a “Voluntary Conversion”) all of any portion of the shares of Series A Preferred held by such person into Conversion Shares.”

The Company  previously had insufficient outstanding shares of common stock to effect the conversion of all Series A Preferred then issued and outstanding. Had an event triggering Automatic Conversion or the Voluntary Conversion by too many holders occurred, the Company, for reasons outside of its control, would not have been able to issue sufficient shares of common stock to effectuate the conversion. For this reason, the Company treated the Series A Preferred as temporary equity.

Effective October 2016, the Company filed a Certificate of Amendment to its Certificate of Incorporation to effect a 1:100 reverse stock split which eliminated the shortage of sufficient authorized shares of Common Stock. The increase in authorized Common Stock left the Company with sufficient outstanding shares of Common Stock to effect the conversion of all Series A Preferred then outstanding. This should have resulted in the Company changing the accounting treatment of its

Series A Preferred to equity rather than temporary equity at December 31, 2016. However, the Series A Preferred was continued to be reported in temporary equity until the 10-Q report for the period ending September 30, 2017, at which time the Company changed the accounting treatment of its Series A Preferred to equity rather than temporary equity.

It was the decision of the Company not to amend the 10-K for the year ended December 31, 2016 and its quarterly reports on form 10-Q for each of the periods ended March 31, 2017 and June 30, 2017, as the Company determined there had been no effect of the Series A Preferred valuation or its impact on the financial statement other than its presentation on the Balance Sheet.

Item 14. Indemnification of Directors and Officers, page II-1

29.

Please revise to remove references to Innovus.

Response

These references have been removed from the S-1/A.

Item 15. Recent Sales of Unregistered  Securities, page II-2

30.

For each transaction involving the sale of unregistered securities, please give the date of sale and name the person(s) or identify the class of person(s) to whom the securities were sold.  See Item 70l(a)-(b) of Regulation S-K.

Response

The Recent Sales of Unregistered Securities section of the S-1/A has been revised to include the details required by  Item 701(a)-(b) of Regulation S-K.

Exhibit Index

31.

Please file as an exhibit a form of subscription agreement for securities of your company that you are registering under the present registration statement, or advise.  See Items 601(b)(4) and 601(b)(10) of Regulation S-K.

Response

As noted in the response to comment 1, the offering will be a firm underwritten offering which will not require the use of a subscription agreement. Instead, the exhibit index of the S-1/A has been revised to include a reference to a form of underwriting agreement, which exhibit will be attached to a subsequent pre-effective amendment to the S-1.

32.

We note your disclosure in Note 6 to the Financial Statements and elsewhere of promissory notes outstanding.  Please file as exhibits agreements representing any outstanding promissory notes and agreements representing all other outstanding material indebtedness.  See Item 601 (b)(10) of Regulation S-K.

Response

All material terms of the promissory notes included in Note 6 to the Financial Statements and elsewhere are described in the disclosure included in the 10-K and Registration Statement. At the request of the Staff, the Company would be happy to provide a copy of the relevant promissory notes supplementally. Accordingly, the Company has not filed any exhibits representing outstanding promissory notes in response to this comment.

However, the Company has revised the exhibit index in the 10-K/A and the S-1/A to include two agreements representing material indebtedness by reference to reports previously filed by the Company under the Securities Exchange Act of 1934, as amended.

33.

Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. See Items 601(b)(5) and 601(b)(23) of Regulation S-K.

Response

The exhibit index in the S-1/A has been revised to include a reference to the legality opinion of Disclosure Law Group required by Items 601(b)(5) and 601(b)(23) of Regulation S-K, in response to the Staff’s comment. The legality opinion will be attached to a subsequent pre-effective amendment to the S-1.

34.

Please file as an exhibit any contracts representing the agreement pursuant to which Battelle Memorial Institute granted your company an exclusive license to patents covering the manufacturing, processing and applications of RadioGel™. See Item 60l (b)(10)(ii)(B) of Regulation S-K.

Response

The Company has revised the exhibit index in both the 10-K/A and the S-1/A to include the agreement between the Company and the Battelle Memorial Institute, and attached the agreement to the 10-K/A as Exhibit 10.13, as requested by the Staff.

35.

Please file as an exhibit any contract representing your employment agreement with Dr. Fu Min-Su.  See Item 60l(b)(10) of Regulation S-K.

Response

The employment agreement between the Company and Dr. Fu Min-Su, dated January 15, 2008, was included as Exhibit 10.6 in both the Company’s 10-K and S-1, and was incorporated by reference to reports previously filed by the Company under the Securities Act of 1934, as amended.  Accordingly, the Company has not made any revisions to the 10-K/A or S-1/A.

Form l 0-K for the Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 29

Management’s Annual Report on Internal Control Over Financial Reporting, page 29

36.

Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control -Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response

The Company has revised Management’s Annual Report on Internal Control Over Financial Reporting in the 10-K/A to note that management utilized the 2013 version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control- Integrated Framework when performing their assessment of internal controls for the year ended December 31, 2016.

Certifications

37.

We note that the certifications filed as Exhibits 31.2 and 32.1 are dated March 8, 2016 instead of 2017.  In future filings, please ensure that your certifications are currently dated.

Response

The Company has revised the dates on the certifications filed as Exhibits 31.2 and 32.1 to the 10-K/A in response to the Staff’s comment, and will make sure that our certifications are currently dated in future filings.

* * *

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-7050.

Very truly yours, /s/ Jessica R. Sudweeks Jessica R. Sudweeks Partner Disclosure Law Group, Professional Corporation

cc:

Dr. Michael Korenko

Chief Executive Officer

Vivos Inc